Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 1 / 6 Announcement Summary Entity name RIO TINTO LIMITED Date of this announcement Thursday October 26, 2023 The +securities the subject of this notification are: Total number of +securities to be issued/transferred ASX +security code Security description Total number of +securities to be issued/transferred Issue date RIO ORDINARY FULLY PAID 96,768 19/10/2023 Refer to next page for full details of the announcement Unquoted options that have been exercised or other unquoted +convertible securities that have been converted EXHIBIT 99.15

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity RIO TINTO LIMITED We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities. 1.2 Registered number type ABN Registration number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 26/10/2023 New announcement

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 3 / 6 Part 2 - Issue details 2.1 The +securities the subject of this notification are: 2.2b The +securities being issued, transferred or re-classified as a result of the options being exercised or other +convertible securities being converted are: securities that have already been quoted on ASX ("existing class") Unquoted options that have been exercised or other unquoted +convertible securities that have been converted

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 4 / 6 Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: The underlying securities being received by the holder are: Existing +securities converting into an existing class FROM (Existing Class) ASX +Security code and description RIOAL : SHARE RIGHTS TO (Existing Class) ASX +Security code and description RIO : ORDINARY FULLY PAID Please state the number of options that were exercised or other +convertible securities that were converted 96,768 The first date the options were exercised or other +convertible securities were converted 19/10/2023 The last date the options were exercised or other +convertible securities were converted 19/10/2023 Is this all of the options or other +convertible securities on issue of that type? Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate? Provide details of the KMP or associates who are exercising options or converting convertible securities. Name of KMP Name of registered holder Number of +securities Sinead Kaufman Computershare Trustees (Jersey) Limited on behalf of Ms Kaufman 11 Ivan Vella Computershare Trustees (Jersey) Limited on behalf of Mr Vella 16 Date the +securities the subject of this notification were issued/transferred 19/10/2023 Yes Yes Yes Already quoted by ASX A transfer of existing +securities

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 5 / 6 Any other information the entity wishes to provide about the +securities the subject of this notification Issue details Number of +securities 96,768

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities Notification of Issue, Conversion or Payment up of Unquoted Equity Securities 6 / 6 Part 4 - +Securities on issue Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise: (A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.) 4.1 Quoted +Securities (Total number of each +class of +securities quoted) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,216,214 4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 3,523,129